NORTHERN LIGHTS FUND TRUST II

80 Arkay Drive

Hauppauge, New York 11788

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

April 12, 2013

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Kathy Churko

(202) 551-6387

RE:

Alternative Strategies Mutual Fund, Two Oaks Diversified Growth & Income Fund, HundredFold Funds, North Star Opportunity Fund, Mariner Hyman Beck Fund, Northern Lights Fund Trust II (the “Registrant”)

File Nos. 333-174926; 811-22549

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino on Monday, December 10, 2012 and Thursday, February 28, 2013, with respect to the above-referenced Funds.  Your comments are set forth below and each is followed by the Registrant’s response.

Alternative Strategies Fund N-CSR dated 2/29/12

Comment 1:

The Portfolio Turnover section of the July 1, 2012 prospectus should disclose the portfolio turnover rate of 370% from the February 29, 2012 annual report along with an explanation of the tax consequences and impact on performance for a higher portfolio turnover.

Response:

The Portfolio Turnover risk disclosure in the upcoming prospectus will include the actual portfolio turnover rate, as required, along with the appropriate discussion of the impact to performance and tax consequences of a higher portfolio turnover rate.

Two Oaks Diversified Growth & Income Fund N-CSR dated 3/31/12

Comment 1:	With respect to the MDFP, the discussion of the market conditions was too general and should be more specific.
Response:

Although we believe there was sufficient discussion regarding the primary areas of the economy affecting fund performance, we will endeavor to include more specific information in our review of the economic conditions during the reporting period for future N-CSR filings.

HundredFold Funds N-CSR dated 8/31/12

Comment 1:	For the Select Alternative Fund, the Barclay’s Capital US Aggregate Bond Index is included in the Growth of a $10,000 Investment graph. It appears as though the S&P 500 Index is more appropriate.
Response:

The Select Alternative Fund invests in fixed income and equity securities.  As of the NCSR reporting date 80% of the Funds securities were fixed income securities.  As the Fund also has some equity exposure the S&P 500 Index is also included in the performance review as a secondary index.

Comment 2:	The Funds may obtain credit risk exposure through the use of credit default swaps. Please identify whether the Fund bought or sold credit protection through the use of the credit default swaps.
Response:	The Fund sold credit protection through the use of credit default swaps during the period.
Comment 3:	Please explain whether portfolio trades executed through Ceros Financial Services, Inc. on behalf of the Funds were reviewed and approved by the Board pursuant to Rule 17e-1.
Response:

The Board receives on a quarterly basis all 17e-1 transactions, which include an attestation from the Advisor and the affiliated broker.  The Board reviews and approves all such transactions pursuant to Rule 17e-1 requirements.

Comment 4:	Please review the Prospectus, Statement of Additional Information and annual reports for consistency of diversification vs non-diversification disclosure.
Response:

The Funds are registered as non-diversified as properly disclosed in both the Prospectus and Statement of Additional Information.  In future NCSR filings the Notes to the Financial Statements will be updated to correctly reflect the Funds as non-diversified.

North Star Opportunity Fund N-CSR dated 11/30/12

Comment 1:

The footnotes associated with the performance graph and table do not contain language stating that the performance figures do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Response:	Such a disclosure will be included in future shareholder reports.

Mariner Hyman Beck Fund N-CSR dated 11/30/12

Comment 1:	When was the due from advisor receivable appearing on the Statement of Assets and Liabilities settled?
Response:	The receivable from advisor was settled on January 15, 2013.
Comment 2:

The expense ratio disclosed in the December 16, 2011 prospectus appears to be significantly lower than those appearing in the November 30, 2012 annual report.  Please explain the assumptions used and why they were so different.

Response:

The expense ratio calculated for the prospectus assumed an average net asset level of $100 million in the initial year of operation based on projected in flows.  This estimate included the expectation of the Fund being available on certain broker platforms. This did not occur and the Fund received significantly less assets than originally anticipated.

Comment 3:	Please explain the differences between the per share amounts among classes of the net realized and unrealized gain (loss) on investments appearing in the Consolidated Financial Highlights.
Response:	The differences in per share amounts of the net realized and unrealized gain (loss) on investments is due to the relatively low asset levels and the timing of the subscriptions into the Fund.
Comment 4:	In the Valuation of Underlying Funds section of the Notes to Consolidated Financial Statements, there is no discussion of how closed-end funds are valued.
Response:	During the period covered in the NCSR dated 11/30/12, the Fund did not invest in any closed-end funds which would warrant disclosure regarding valuation.
Comment 5:

In the valuation hierarchy table contained in Note 2 of the Notes to Consolidated Financial Statements, is the valuation of the alternative investment properly classified as Level 2 according to the description of how the investment is priced?

Response:

The alternative investment represents an interest in a commodity pool which is “valued on a daily basis by reference to the closing market prices of each futures contract or other asset held by a pool, as adjusted for pool expenses”.  As such, we believe this investment is properly classified as a level 2 in the valuation hierarchy table.

Comment 6:	In Note 4 of the Notes to Consolidated Financial Statements, why is the entire amount of fee waivers for the period ended November 30, 2012 not subject to recapture by the Advisor?
Response:

In Note 4 there is additional disclosure regarding the Fund’s fee waivers.  In addition to the contractual expense limitation agreement, the Advisor had voluntarily agreed to waive all fees and expenses through July 26, 2012.   As such, the difference in fees waived on a contractual and voluntary basis are not able to be recaptured by the Advisor.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust